# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackstone Private Real Estate Credit & Income Fund, CIK 0002049733
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001464695
Persons authorized to receive notices and communications: Kevin Michel, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lucie Enns, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- BCRED X Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Private Credit Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Private Multi-Asset Credit and Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,117,033.65; shared voting power 0; sole dispositive power 7,117,033.65; shared dispositive power 0; aggregate amount beneficially owned 7,117,033.65 (20.3% of the class)
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,745,328.25; shared voting power 0; sole dispositive power 25,745,328.25; shared dispositive power 0; aggregate amount beneficially owned 25,745,328.25 (73.3% of the class)
- Blackstone Credit BDC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Alternative Credit Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- GSO Capital Partners GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- StoneCo IV Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Holdings IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Holdings IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Holdings IV GP Management (Delaware) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Holdings IV GP Management L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (53% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,745,328.25; shared voting power 0; sole dispositive power 25,745,328.25; shared dispositive power 0; aggregate amount beneficially owned 25,745,328.25 (73.3% of the class)
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,745,328.25; shared voting power 0; sole dispositive power 25,745,328.25; shared dispositive power 0; aggregate amount beneficially owned 25,745,328.25 (73.3% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,745,328.25; shared voting power 0; sole dispositive power 25,745,328.25; shared dispositive power 0; aggregate amount beneficially owned 25,745,328.25 (73.3% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,745,328.25; shared voting power 0; sole dispositive power 25,745,328.25; shared dispositive power 0; aggregate amount beneficially owned 25,745,328.25 (73.3% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,745,328.25; shared voting power 0; sole dispositive power 25,745,328.25; shared dispositive power 0; aggregate amount beneficially owned 25,745,328.25 (73.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: Blackstone Private Real Estate Credit & Income Fund
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Comment: This Amendment No. 8 ("Amendment No. 8") amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on June 27, 2025; as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 18, 2025; as amended by Amendment No. 2 filed with the Securities and Exchange Commission on August 22, 2025; as amended by Amendment No. 3 filed with the Securities and Exchange Commission on September 22, 2025; as amended by Amendment No. 4 filed with the Securities and Exchange Commission on October 21, 2025; as amended by Amendment No. 5 filed with the Securities and Exchange Commission on November 24, 2025; as amended by Amendment No. 6 filed with the Securities and Exchange Commission on December 22, 2025; as amended by Amendment No. 7 filed with the Securities and Exchange Commission on February 24, 2026 (as amended, the "Schedule 13D") relating to the common shares of beneficial interest ("Common Shares") of Blackstone Private Real Estate Credit and Income Fund (the "Issuer"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On March 1, 2026, BCRED X and BMACX subscribed for 1,912,045.889 and 956,022.945 Common Shares, respectively. The aggregate purchase price for BCRED X's investment was $50,000,000 and the aggregate purchase price for BMACX's investment was $25,000,000. BCRED X and BMACX were deemed to acquire the securities on March 20, 2026, when the net asset value of the Common Shares was determined.

The source of funds for the purchase of the Common Shares by both BCRED X and BMACX was from working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Shares beneficially owned is based on 35,136,818.254 Common Shares outstanding as of March 20, 2026 as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

BCRED X directly holds 18,628,294.597 Common Shares. Blackstone Private Credit Fund is the sole member of BCRED X. Blackstone Private Credit Strategies LLC is the investment adviser of Blackstone Private Credit Fund. Blackstone Credit BDC Advisors LLC is the sub-adviser of Blackstone Private Credit Fund. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC. GSO Capital Partners GP L.L.C. is the general partner of Blackstone Alternative Credit Advisors LP. StoneCo IV Corporation is the sole member of GSO Capital Partners GP L.L.C. Blackstone Holdings IV L.P. is the majority shareholder of StoneCo IV Corporation. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings IV GP Management L.L.C. and Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

BMACX directly holds 7,117,033.652 Common Shares. Blackstone Private Credit Strategies LLC is the investment adviser of BMACX. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Common Shares directly held by BCRED X and BMACX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Shares since the filing of Amendment No. 7.

## Signatures
- BCRED X Holdings LLC: /s/ Lucie Enns, Lucie Enns, Chief Legal Officer and Secretary of Blackstone Private Credit Fund, its sole member (03/23/2026)
- Blackstone Private Credit Fund: /s/ Lucie Enns, Lucie Enns, Chief Legal Officer and Secretary (03/23/2026)
- Blackstone Private Multi-Asset Credit and Income Fund: /s/ Kevin Michel, Kevin Michel, Chief Legal Officer (03/23/2026)
- Blackstone Private Credit Strategies LLC: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (03/23/2026)
- Blackstone Credit BDC Advisors LLC: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (03/23/2026)
- Blackstone Alternative Credit Advisors LP: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (03/23/2026)
- GSO Capital Partners GP L.L.C.: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (03/23/2026)
- StoneCo IV Corporation: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/23/2026)
- Blackstone Holdings IV L.P.: /s/ Victoria Portnoy, Victoria Portnoy, MD - Assistant Secretary of BX Holdings IV GP Management, GP of BX Holdings IV GP Management (DE), GP of BX Holdings IV GP, its GP (03/23/2026)
- Blackstone Holdings IV GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of BX Holdings IV GP Management, GP of BX Holdings IV GP Management (DE), its GP (03/23/2026)
- Blackstone Holdings IV GP Management (Delaware) L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings IV GP Management, its general partner (03/23/2026)
- Blackstone Holdings IV GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/23/2026)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (03/23/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/23/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/23/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (03/23/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (03/23/2026)